

Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 333-149068

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.

Date of notification	:	17 March 2008
Date of grant	:	29 February 2008
Vesting date	:	29 February 2011
		On 29 April 2005, shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The bonus share plan provides for the vesting of awards, in full, three years from date of service, provided that the participant is still in the employ of the company at the date of vesting. Awards granted in terms of the long-term incentive plan vests three years after date of service, to the extent that the performance conditions, under which the awards were granted, are met. Any awards not exercised by 29 February 2018 will lapse.
Strike price	:	NIL cost to participant
Class of security	:	Awards to acquire ordinary shares
Type of interest	:	Direct beneficial

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	Bonus Share Plan	Long-Term Incentive Plan
Cutifani : M	Director and CEO	3,607	32,982
Venkatakrishnan : S	Director and CFO	6,417	20,595
Simelane : YZ	Vice President – compliance and corporate administration	1,586	7,522
Eatwell : L	Company Secretary	359	4,044
Total awards granted to directors and company secretarial personnel		11,969	65,143

The awards granted above form part of a total award grant of	366,192	347,366
Number of participants	1,479	82
Market value per award at date of grant	R267.05	R267.05

Johannesburg
18 March 2008

JSE Sponsor : UBS Limited

Queries

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Himesh Persotam	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti's operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti has filed with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission ("SEC") as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC's stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013."